SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of December 19, 2000

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                      Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


                       LONDON STOCK EXCHANGE ANNOUNCEMENT SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES
1) Name of company
MERANT plc


2) Name of shareholder having a major interest

UBS Asset Management Limited sub of UBS Asset Management Holding (No.2) Limited and Phillips & Drew Life Limited sub of UBS Asset Management Holding (No.2) Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Same as above


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

  247,000 BT Globenet Nominees Ltd A/C CSB1
  216,935 Chase Manhattan Bank A/C IPF1
  395,865 Chase Nominees Limited A/C GMC3
  198,690 Northern Trust A/C BUR1
Phildrew Nominees Limited
-------------------------
          A/C
   50,000 ANS
   48,000 BDH
  235,888 BUR
  354,957 BUG
  332,000 FK
   89,643 CAF
   14,100 CAE
   24,600 CAS
   32,000 CUP
  732,000 CEU
   29,000 CWG
   34,500 DB
   90,097 DHB
  162,438 EXS
   71,440 EO
  763,666 G
  164,500 GLY
   71,250 GFI
   36,000 GRP
  258,800 HEP
   81,779 HOF
   59,619 HYP
   35,000 JEF
  143,000 HR
   17,000 KS
   47,000 LAB
  108,362 MON
  107,000 LEH
  501,900 LF09
1,978,753 LF20
   44,750 MMG
  201,000 NOL
   71,000 NPP
  350,450 OZ
   10,000 PL
   21,557 PCM
  106,000 PA
1,846,136 BH
   16,406 SHD
  416,010 SIS
  708,402 SKB
    409,200 SWW
   91,796 TBV
  184,000 TCP
  237,000 TAW
  369,000 TMI
   21,000 UVB1
  125,000 WA
   63,000 YRB
  289,200 MMF1
  578,699 RBS Trustbank Nominees A/C MGX
  271,500 State Street Bank and Trust Company A/C BAS5
   64,500 State Street Bank and Trust Company A/C BAS7
   70,000 State Street Nominees A/C NGP1



5) Number of shares/amount of stock acquired



6) Percentage of issued class



7) Number of shares/amount of stock disposed



8) Percentage of issued class


9) Class of security 2p Ordinary


10) Date of transaction


11) Date company informed

19 December 2000

12) Total holding following this notification

14,298,388


13) Total percentage holding of issued class following this notification 10.59

14) Any additional information

15) Name of contact and telephone number for queries

Philip Rosier
01635 565583

16) Name and signature of authorised company official responsible for making this notification

Philip Rosier

Date of notification
19 December 2000


                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  December 19, 2000               By: /s/ Leo Millstein
                                 --------------------------------------
                                       Leo Millstein
						   Vice President & General Counsel